Exhibit 1.A.9(a)(3)
SERVICE AGREEMENT
     This Agreement is entered into effective as of the 1st day of October, 2008, by and between FIDELITY INVESTMENTS INSTITUTIONAL OPERATIONS COMPANY, INC. (“FIIOC”) and FARM BUREAU LIFE INSURANCE COMPANY (“Company”). The previous Service Agreement effective 1st day of October, 2007, between the parties named above is hereby amended and restated in its entirety.
     WHEREAS, FIIOC provides transfer agency and other services to Fidelity’s Variable Insurance Products Fund, Variable Insurance Products Fund II, Variable Insurance Products Fund III, Variable Insurance Products Fund IV and Variable Insurance Products Fund V (collectively “Funds”); and
     WHEREAS, the services provided by FIIOC on behalf of the Funds include responding to inquiries about the Funds, including the provision of information about the Funds’ investment objectives, investment policies, portfolio holdings, etc.; and
     WHEREAS, Company holds shares of the Funds in order to fund certain variable annuity contracts, group annuity contracts, and/or variable life insurance policies, the beneficial interests in which are held by individuals, plan trustees, or others who look to Company to provide information about the Funds similar to the information provided by FIIOC; and
     WHEREAS, the Company and one or more of the Funds have entered into one or more Participation Agreements, under which the Company agrees not to provide information about the Funds except for information provided by the Funds or their designees; and
     WHEREAS, FIIOC and Company desire that Company be able to respond to inquiries about the Funds from individual variable annuity owners, participants in group annuity contracts issued by the Company, and owners and participants under variable life insurance policies issued by the Company, and prospective customers for any of the above; and
     WHEREAS, FIIOC and Company recognize that Company’s efforts in responding to customer inquiries will reduce the burden that such inquiries would place on FIIOC should such inquiries be directed to FIIOC.
     NOW, THEREFORE, the parties do agree as follows:
     1. Information to be Provided to Company. FIIOC agrees to provide to Company, on a periodic basis, directly or through a designee, information about the Funds’ investment objectives, investment policies, portfolio holdings, performance, etc. The content and format of such information shall be as FIIOC, in its sole discretion, shall choose. FIIOC may change the format and/or content of such informational reports, and the frequency with which such information is provided. For purposes of Section 4.2 of each of the Company’s Participation Agreement(s) with the Funds, FIIOC represents that it is the designee of the Funds, and Company may therefore use the information provided by FIIOC without seeking additional permission from the Funds.
     2. Use of Information by Company. Company may use the information provided by FIIOC in communications to individuals, plan trustees, or others who have legal title or beneficial interest in the annuity or life insurance products issued by Company, and to prospective purchasers of such products or beneficial interests thereunder. If such information is contained as part of larger pieces of sales literature, advertising, etc., such pieces shall be furnished for review to the Funds in accordance with the terms of the Company’s Participation Agreements with the Funds. Nothing herein shall give the Company the right to expand upon, reformat or otherwise alter the information provided by FIIOC. Company acknowledges that the information provided it by FIIOC may need to be supplemented with additional qualifying information, regulatory disclaimers, or other information before it may be conveyed to persons outside the Company.

     3. Compensation to Company. In recognition of the fact that Company will respond to inquiries that otherwise would be handled by FIIOC, FIIOC agrees to pay Company a quarterly fee computed as follows:
     At the close of each calendar quarter FIIOC will determine the Average Daily Assets held in the Funds by the Company. Average Daily Assets shall be the sum of the daily assets for each calendar day in the quarter divided by the number of calendar days in the quarter. The Average Daily Assets shall be multiplied by 0.0005 (5 basis points) and that sum shall be divided by four. The resulting number shall be the quarterly fee for that quarter.
     Should any Participation Agreement(s) between Company and any Fund(s) be terminated effective before the last day of a quarter, Company shall be entitled to a fee for that portion of the quarter during which the Participation Agreement was still in effect, unless such termination is due to misconduct on the part of the Company. For such a stub quarter, Average Daily Assets shall be the sum of the daily assets for each calendar day in the quarter through and including the date of termination of the Participation Agreement(s), divided by the number of calendar days in that quarter for which the Participation Agreement was in effect. Such Average Daily Assets shall be multiplied by 0.0005 (5 basis points) and that number shall be multiplied by the number of days in such quarter that the Participation Agreement was in effect, then divided by three hundred sixty-five. The resulting number shall be the quarterly fee for the stub quarter.
     4. Termination. This Agreement may be terminated by Company at any time upon written notice to FIIOC. FIIOC may terminate this Agreement at any time upon thirty (30) days’ written notice to Company. FIIOC may terminate this Agreement immediately upon written notice to Company (1) if required by any applicable law or regulation, (2) if so required by action of the Fund(s) Board of Trustees, or (3) if Company engages in any material breach of this Agreement. This Agreement shall terminate immediately and automatically upon the termination of Company’s Participation Agreement(s) with the Funds, and in such event no notice need be given hereunder.
     5. Applicable Law. This Agreement shall be construed and the provisions hereof interpreted under and in accordance with the laws of the Commonwealth of Massachusetts.
     6. Assignment. This Agreement may not be assigned without the prior written consent of the parties, except that it shall be assigned automatically to any successor to FIIOC as the Funds’ transfer agent, and any such successor shall be bound by the terms of this Agreement.
     IN WITNESS WHEREOF, the parties have set their hands as of the date first written above.
FIDELITY INVESTMENTS INSTITUTIONAL OPERATIONS COMPANY, INC.

By:	/s/ illegible

FARM BUREAU LIFE INSURANCE COMPANY

By:	/s/ Richard J. Kypta
Name:	Richard J. Kypta
Title:	Executive Vice President